CARBIZ INC.	7115 16th Street E, Unit 105 Sarasota, FL 34243	941-952-9255	Fax 941-308-2718

VIA EDGAR & FEDERAL EXPRESS

October 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Andrew Mew, Accounting Branch Chief

Re:	Carbiz, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009, Filed April 24, 2009
Form 10-Q for the Quarterly Period Ended July 31, 2009, Filed September 10, 2009
File No. 000-52209

Dear Mr. Mew:

This letter and the related exhibit respond to the comments you provided by letter dated September 23, 2009 regarding Carbiz, Inc. (the “Company”). Please be advised that the Company has not filed amendments of the filings addressed in your letter. Rather, after discussion with the staff, the Company is providing its planned revisions to the pertinent sections of the filings as an exhibit to this letter. The planned revisions, where contemplated, correspond to each of the staff’s comments.

Your comments are set forth below and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2009

General

Comment No. 1:

The following comments should be considered by you to the extent applicable to the disclosures within your Form 10-Q.

Response to Comment No. 1:

We have considered the comments, to the extent applicable, to the disclosures in our quarterly filings. Where we intend to make revisions, we have provided the planned revision in Exhibit A, hereto, which correspond to the specific comment.

Securities and Exchange Commission	Page 2
October 20, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 21

Comment No. 2:

We note from your disclosure on page F-15 that the fair value of repossessed vehicles represents a small portion of the gross notes receivable written off. Further, your ratio of net charge-offs during each period to average loans outstanding appears to have increased from 54 percent for the year ended January 31, 2008 to 69 percent for the year ended January 31, 2009. Please expand your disclosure to provide more insight into the accuracy of your estimates to actual experience and if, in fact, the successful rates of repossessing vehicles were low and if that trend would continue. Refer to SEC Release No. 33-8350.

Response to Comment No. 2:

We have presented our planned revisions to provide expanded disclosure of the Critical Accounting Policy related to accounts and notes receivable, allowance for loan losses and concentrations of credit risk in Management’s Discussion and Analysis to reflect information about our asset recoveries. We have also correspondingly presented our planned revision to the related accounting policy in Footnote 1. See Exhibit A, page E-1, for our planned revisions.

We were unable to recompute the 2009 percentage of charge-offs to average loans outstanding reflected in your letter of September 23, 2009. Our internal computations resulted in percentages that were 55% and 55% for the years ended January 31, 2009 and 2008, respectively, as reflected in the table below.

	2009	2008
Gross notes receivable	$25,894,429	$32,785,731
Allowances	6,250,031	7,747,188
Net notes receivable	$19,644,398	$25,038,543
Average gross notes receivable	$29,340,080	$16,592,100

Charge-offs	$16,210,919	$9,182,996
Percentage	55%	55%

As a result, we believe that our charge offs to average loans outstanding has been consistent between the periods presented.

Securities and Exchange Commission	Page 3
October 20, 2009

Consolidated Statement of Operations, page F-3

Comment No. 3:

Please tell us where you have classified depreciation and amortization expense. In this regard, if cost of sales excludes depreciation, please revise the face of your statement of operations, and elsewhere as necessary, to conform with the guidance of SAB Topic 11B.

Response to Comment No. 3:

We have revised the face of our statements of operations in our Annual Report on Form 10-K to conform to the guidance of SAB Topic 11B. Our previous caption Cost of Sales now reads Cost of Sales (exclusive of depreciation included in other operating expenses). See Exhibit A, page E-4.

Comment No. 4:

Please revise or advise us of your basis for classifying the gain on sale of software operations as other income (expense). Generally, gains or losses arising from the disposition of long-lived assets are reported as a component of operating income unless it is part of a component of a business qualifying for discontinued operations presentation. Please include in your response the factors you considered in determining that the gain on sale of your software operations did not qualify for discontinued operations presentation. Refer to SFAS 144, paragraphs 45 and 47.

Response to Comment No. 4:

Characterization and Classification:

We have revised our statement of operations for the year ended January 31, 2009 to recharacterize the gain on sale of software operations as, more appropriately, related to the gain on sale of assets because the assets sold did not constitute a component as described in SFAS 144. We have further revised our statement of operations to classify gains and losses on sales of assets and impairment charges as components of our other operating (income) expenses. See Exhibit A, page E-4.

Considerations related to Discontinued Operations:

We concluded that our software assets sold on July 2, 2008 did not constitute a component as that term is defined in paragraph 41 of SFAS 144. In that paragraph, the FASB defined a component as comprising cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity. A component may be a reportable segment (SFAS 131), a reporting unit (SFAS 142), a subsidiary or an asset group (SFAS 144, paragraph 4).

Among the factors that we considered in drawing our conclusion was whether the assets constituted a component under any of the four categories described above.

Securities and Exchange Commission	Page 4
October 20, 2009

We have long held that the assets sold did not constitute a segment as defined in paragraph 10 of SFAS 131. While the assets generated cash flows, such amounts were not readily discernable from the total cash flows derived from the defined Software and Consulting Segment. This is because, historically, we have provided software related and consulting related services simultaneously to customers in this segment. Accordingly, all operational activities of the segment were combined in segment records, managed by segment management and it was the segment in its entirety that was reviewed by our Chief Operating Decision Maker (“CODM”) who is our CEO.

Paragraph 30 of SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment, the later referred to as a component in that standard. SFAS 142 further provides that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component. As mentioned in the preceding paragraph, the software assets and related cash flows were not separately reviewed by the CODM and we did not maintain separate accounting records for their activity. Accordingly, we concluded that the software assets did not constitute a reporting unity.

The software assets were not maintained within a legal entity, such as a subsidiary, or less formal structure, such as a division.

An asset group, as defined in paragraph 4 of SFAS 144, represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Historically, our software related and consulting related services have been provided simultaneously to customers of that segment. We did not maintain independent records of cash flow related discretely to the software element of the segment. As a result, we could not conclude that the software assets that we sold constituted an asset group as defined in SFAS 144.

We believe that our considerations of the assets that we sold under each of the four categories outlined for us in paragraph 41 of SFAS 144 addressed the various definitions that would be subject to accounting as a discontinued operation. Based upon our considerations, we concluded that the assets sold did not fall within any of those categories.

Comment No. 5:

You present the impairment of goodwill, loss on disposal of assets, gain (loss) on derivative financial instruments and extinguishment of debt within the Other Income (Expense) caption of your statement of operations. We believe these items should be presented before loss from operating income given their nature. As we note the other amounts in that section relate to non-operating items, please tell us why you consider the present classification of the operating amounts appropriate or revise. Please refer to SAB Topic 5P.3 on classifying charges when utilizing the “two-step” income statement format.

Securities and Exchange Commission	Page 5
October 20, 2009

Response to Comment No. 5:

We have revised the face of our statements of operations in our Annual Report on Form 10-K to properly report loss on disposal of assets, gain on sale of software assets, and loss on impairment of goodwill as operating items.

We believe that the characterization of gain (loss) on derivative financial instruments and extinguishment of debt as non-operating items continues to be appropriate.

Description of Business and Summary of Accounting Policies, page F-6

Cash and cash equivalents, page F-6

Comment No. 6:

We note you have $935,875 deposited in banks whereas cash and cash equivalents on the face of your balance sheet is $674,624. Please advise and expand your disclosure to clarify the nature of the items comprising the difference between the amount deposited in banks and your cash and cash equivalents.

Response to Comment No. 6:

We have revised Footnote 1 in our Annual Report on Form 10-K to clarify that the difference between bank balances that are subject to risk and the carrying amount of cash and cash equivalents on the face of our balance sheet is attributable to traditional reconciling items such as outstanding checks. See Exhibit A, page E-5.

Reclassifications, page F-12

Comment No. 7:

We note your reclassifications of various amounts among various equity accounts in fiscal year 2009 and 2008 to correct these balances. Tell us and disclose the nature of facts and circumstances behind these reclassifications. In fiscal year 2009 and 2008, tell us the credit entry when recording the reduction to common shares in view of the apparent offset not reflected within equity.

Response to Comment No. 7:

We incorrectly disclosed the tabular amounts in the reclassifications footnote as being attributable to January 31, 2009 and 2008. The proper headings are January 31, 2008 and 2007, and were intended to reference those lines in our consolidated statement of stockholders’ deficit. Accordingly, the reclassifications did not result in changes in accounts outside of stockholders’ equity.

We have revised the reclassifications disclosure to correct the dates and describe the nature of the facts and circumstances necessitating the reclassification. See Exhibit A, page E-6.

Securities and Exchange Commission	Page 6
October 20, 2009

Note 6. Notes Payable, page F-16

Comment No. 8:

Please disclose the weighted average interest rate of the short term borrowings. Refer to FRR 203.

Response to Comment No. 8:

We have revised Footnote No. 6 in our Annual Report on Form 10-K to provide the weighted average interest rates for our years ended January 31, 2009 and 2008, in accordance with FRR 203. See Exhibit A, page E-7.

Note 7. Convertible Debentures, page F-17

Comment No. 9:

Please revise to disclose the pertinent terms of the convertible debentures including the terms for conversion. Further, please advise us of the authoritative accounting literature relied upon and your consideration of SFAS 133 and EITF 00-19 in determining the appropriate accounting for derivative liabilities.

Response to Comment No. 9:

We have revised the convertible debenture disclosures in Note 7 in our Annual Report on Form 10-K and Notes 5 in our Quarterly Reports on Form 10-Q for the quarterly period ended July 31, 2009 to disclose the conversion and certain other additional terms of the convertible debentures. See Exhibit A, pages E-8 and E-18.

Our disclosures include our considerations in applying SFAS 133 and EITF 00-19.

Note 10. New Loan Agreement—Dealer Services Corporation, page F-19

Comment No. 10:

Please explain how you determined the appropriate measurement date for warrants issued to DSC. We note you measured the fair value of the common stock based on the share price in late December 2008 and early January 2009 when you began negotiating the terms of the New Loan Agreement. Further, please explain the basis for the discrepancy in exercise price for the additional 750,000 warrants. Refer to EITF 96-18.

Securities and Exchange Commission	Page 7
October 20, 2009

Response to Comment No. 10:

Measurement of the value of the DSC Warrant occurred on the date we completed the transaction, which was February 20, 2009.

Our reference to market pricing in December 2008 was, in fact, our attempt to explain the discrepancy in exercise prices. While the strike price from the initial issuance was negotiated and established in December 2008, the strike price of the additional warrants was established based upon prices and market activities around the date of their issuance. However, we reaffirm that in all instances, the measurement dates for purposes of valuation were on the warrant issuance dates.

Comment No. 11:

Please expand your disclosure to describe in greater detail the inputs and information used to develop the inputs for your Level 3 fair value measurements. We note your fair value information disclosed on pages F-9 and F-10. Refer to SFAS 157, paragraph 33.c.

Response to Comment No. 11:

We have revised Note 1 in our Annual Report on Form 10-K to provide the information required in paragraph 33c of SFAS 157, as to Level 3 inputs. See Exhibit A, page E-12.

Note 11. Derivative Liabilities, page F-2

Comment No. 12:

Tell us and disclose your GAAP basis in recording the 2004 warrants as liabilities rather than equity.

Response to Comment No. 12:

We have expanded our derivative policy disclosure to describe the standards applied in determining the classification of freestanding warrants. See Exhibit A, page E-14.

The 2004 warrants are classified as liabilities pursuant to paragraphs 14-17 of EITF 00-19 that precludes equity classification for freestanding contracts that are required to be settled in registered shares. The registration rights agreement underlying the 2004 warrants embodies registration requirements and is silent as to how we would settle the contract if we were unable to deliver registered shares. Paragraph 17 of EITF 00-19 explicitly requires liability classification under these circumstances.

Note 18. Segment Information, page F-27

Comment No. 13:

Please revise to reconcile the reportable segment’s measure of profit (loss) to the entities consolidated income before income taxes as required by SFAS 131, paragraph 12.

Securities and Exchange Commission	Page 8
October 20, 2009

Response to Comment No. 13:

We have revised Note 18 in our Annual Report on Form 10-K and intend to revise Notes 8 in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 to provide the reconciliation of segment income to consolidated income (loss) as required by SFAS 131, paragraph 12. See Exhibit A, page E-15.

Note 21. Subsequent Events, page F-28

Comment No. 14:

We note your disclosure of several significant events and transactions occurring subsequent to your balance sheet date. In this regard, it is not evident that your auditors’ assumed responsibility for reviewing transactions and events occurring after the balance sheet date through the date of their report on April 24, 2009. Please advise or revise to remove “unaudited.” See AU sec. 560, Subsequent Events and AU sec. 530, Dating of Independent Auditor’s Report.

Response to Comment No. 14:

We intend to revise the subsequent events footnote to remove the reference to its being unaudited. Also see our response to Comment No. 15, below.

Comment No. 15:

Please remove your pro forma financial information here and instead present them in other sections outside your financial statements and footnotes in the filing. In addition, if you chose to provide pro forma financial information giving effect to certain transactions, please revise to specify the specific transactions in an introductory paragraph to the pro forma statement instead of referring the reader to numerous notes within the financial statements. Further, the description of each footnote to the pro forma financial statement should be expanded to clearly explain the specific assumptions involved. For example, in footnote (1) disclose the number of warrants exercised and the specific debt transaction; and, footnote (2) disclose the total amount of notes receivable converted, the lease payments total, the residual value, unearned interest income, allowance for bad debt and the net impact of the conversions to equity. Where you have reflected net adjustments on the face of the statement, the gross amounts should be disclosed in your footnotes.

Response to Comment No. 15:

The transaction for which we provided pro forma financial information in our subsequent events footnote has occurred and is reflected in our subsequent filings. Accordingly, we intend to revise our filing to omit the pro forma financial information.

Securities and Exchange Commission	Page 9
October 20, 2009

Form 10-Q for the Quarterly Period Ended July 31, 2009

Note 4. Credit Facilities

Dealer Services Corporation, page 12

Comment No. 16:

Please disclose how you recognized the warrants issued to DSC and determined the fair value.

Response to Comment No. 16:

We have revised Note 4 in our Quarterly Reports on Form 10-Q for the quarterly period ended July 31, 2009 to provide the information on our valuation, and underlying assumptions, related to the issuance of the DSC Warrants. See Exhibit A, page E-16.

Note 5. Convertible Debentures, page 12

Comment No. 17:

Please revise to include a table showing how you calculated the gain on the Trafalgar debt modification of $8,780,189.

Response to Comment No. 17:

We have revised Note 5 in our Quarterly Reports on Form 10-Q for the quarterly period ended July 31, 2009 to provide a tabular presentation of the components of the Trafalgar gain calculation. See Exhibit A, page E-18.

Comment No. 18:

Please explain to us in detail why the modification of the Trafalgar debt would not qualify for troubled debt restructuring under the guidance of SFAS 15 instead of debt extinguishment under EITF 96-19. Provide your analysis in your response. We may have further comment.

Response to Comment No. 18:

We concluded that the Trafalgar debt modification did not fall within the scope of SFAS 15 through considerations of EITF 02-04. We initially applied the flow chart reflected in paragraph 6 of EITF 02-04. The flow chart hinges on the following two considerations, both of which must be met to account for a modification as a troubled debt restructuring:

Securities and Exchange Commission	Page 10
October 20, 2009

Is the debtor experiencing financial difficulty?

The circumstances giving rise to the modification were attributable to our need to acquire the Dealer Services Corporation DSC Credit Facilities (DSC). This was critical due to our prior lender’s (SWC) bankruptcy, the trustee’s subsequent suspension of the credit facility and the risk of trustee takeover of our portfolio. While the Company was not in financial distress prior to the SWC bankruptcy, it can certainly be concluded that a new credit facility to replace the SWC facility was necessary for the continued operation of the Company through the settlement of the SWC debt with the trustee.

Considering paragraph 9 of EITF 02-04, without the agreement of Trafalgar to certain modifications of their existing debt, including subordination of its balances to those of DSC and an extension on payment terms of approximately 19 months, we could not have obtained the DSC credit facility at an effective interest rate equal to the current market interest rate for a nontroubled debtor.

Accordingly, we concluded that under this definition we were experiencing financial difficulty for purposes of applying SFAS 15 to the Trafalgar debt and needed to step to the next question of the flow chart in paragraph 6 of EITF 02-04.

Has the creditor granted a concession?

Trafalgar did not reduce the principal amount of the convertible debentures, nor did it decrease the interest rate. Rather, it extended the payment terms and granted the subordinate position relative to DSC.

EITF 02-04, in paragraph 11, provides that the creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately prior to the restructuring. Applying the computational guidance in that paragraph, we computed the effective borrowing rate on the restructured debt as higher than the borrowing rate of the old debt immediately prior to the restructuring of 12.0% .

Based upon our consideration of the form of the modification, qualitative factors surrounding the modification and the quantitative computation provided in paragraph 11 of EITF 02-04, we concluded that the Trafalgar debt modification did not cause the debt to be within the scope of SFAS 15.

Note 6. Stockholders’ Equity, page 16

Comment No. 19:

Given the number of warrants issued and exercised during the interim period, please revise to include a table showing the warrant activity for the six months ended July 31, 2009 including those you account for as equity as well as those you account for as liabilities.

Securities and Exchange Commission	Page 11
October 20, 2009

Response to Comment No. 19:

We have revised Note 7 in our Quarterly Report on Form 10-Q for the quarterly period July 31, 2009 to provide a tabular presentation of the warrant activity during the respective periods. See Exhibit A, page E-23.

Comment No. 20:

In addition, explain and disclose how you determine whether the warrants issued should be classified as liabilities or within equity. Provide your analysis with respect to each individual issuance in your response. Refer to EITF 00-19.

Response to Comment No. 20:

We are planning to revise our annual policy footnote in response to Comment No. 11, above, to explain the standards and process for determining the inception and subsequent classification of warrants as either equity or liability by application of EITF 00-19. See Exhibit A, page E-14.

We have revised Note 6 in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 to provide disclosure of the standards and process for determining the classification of warrants by application of EITF 00-19 and, effective February 1, 2009, EITF 07-05. Also see Exhibit A, pages E-14 and E-23.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 24

Lease Transactions, page 24

Comment No. 21:

Please expand to include a discussion of the estimated residual values and impact to the financial statements in the event your reviews indicate another than temporary decline in value has occurred. Reference is made to SFAS 13, paragraph 17.

Response to Comment No. 21:

We have revised the Lease Transactions disclosure of Management’s Discussion and Analysis in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 to provide disclosure of our estimates associated with residual values and the impact on the financial statements. See Exhibit A, page E-24.

Securities and Exchange Commission	Page 12
October 20, 2009

Comment No. 22:

Tell us and disclose how you select the notes receivable to be converted into direct financing leases. In that regard, disclose the credit quality of the note receivables converted versus those that remained as part of your note receivables portfolio.

Response to Comment No. 22:

We have revised the Lease Transactions disclosure of Management’s Discussion and Analysis in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 to provide the requested information. See Exhibit A, page E-24.

Transfer of Financial Assets, page 24

Comment No. 23:

Please revise to disclose the aggregate amount of gains and losses on sales of the notes receivable, how much of the note receivable portfolio was sold and revise your cash flow statement to reflect the sale, as appropriate. Refer to SOP 01-6, paragraph 13.

Response to Comment No. 23:

We have revised the Transfer of Financial Assets disclosure of Management’s Discussion and Analysis in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 to provide the requested information. See Exhibit A, page E-25. We will revise our statement of cash flows to reflect the sales proceeds in investing activities.

Note 1. Basis of Presentation and Summary of Accounting Policies, page 5

Allowance for credit losses and concentration of credit risk

Comment No. 24:

Refer to the third paragraph. We note your disclosure that you maintain an allowance for credit losses on an aggregate basis for the notes and lease receivable portfolios. Given the apparent different lease and loan terms and features, explain to us why it is appropriate to assess allowance for credit losses on an aggregate basis.

Response to Comment No. 24:

Our receivable portfolio is comprised of both Buy-Here Pay-Here notes receivables and Lease-Here Pay-Here lease receivables. These receivables all share similar characteristics in terms of customer type, vehicle cost and price, payment frequency and underwriting standards. We also use the same collection methods and charge off policies for each type of receivable and treat them as one group for management purposes. Our experience in this industry has shown us that our risk of loss is a function of the type of customer we service, rather than the type of financing used.

Securities and Exchange Commission	Page 13
October 20, 2009

While our allowance for credit losses is maintained on an aggregate basis, we evaluate portfolio specific components such as unearned income, residual value and security deposits in its computation. Prior to the overall assessment, adjustments are made to the receivable amounts to reflect those individual components and arrive at a “net” receivable amount. That “net” balance is what we use in assessing our allowance for credit losses. So, while we do aggregate receivable for the assessment of the allowance, we do give individual consideration to various components of each receivable type. Based upon those facts, we feel that aggregating our allowance for credit losses is appropriate.

Net income per share

Comment No. 25:

We note the adjustments of $(4,191,458) and $766,707 made in arriving at adjusted net income for net income per common share calculations. In that regard, advise us and disclose the nature of these adjustments and what the adjusted net income represents and how your calculations comply with the guidance under SFAS128.

Response to Comment No. 25:

We have revised our disclosure to expand upon our application of SFAS 128 and the nature of the components comprising adjustments to net income. See Exhibit A, page E-26.

We compute the dilutive effects of our employee stock options and non-liability classified warrants using the Treasury Stock Method, pursuant to paragraph 17 of SFAS 128. We compute the dilutive effect of our liability classified warrants using the Reverse Treasury Stock Method, pursuant to paragraph 24 of SFAS 128. Finally, we compute the dilutive effect of our convertible debentures using the If-Converted Method, pursuant to paragraph 26 of SFAS 128.

We did not apply the if-converted method when we computed income per share for the 2008 periods. We have corrected the calculations and have reflected the correct numerator, denominator and diluted income per share in our revised disclosure.

Note 3. Accounts Receivable, Notes Receivable and Net Investment in Direct Financing and Sales-Type Leases, page 10

Comment No. 26:

Please clarify to us how you determined the average effective interest rate paid of 16.24% given the effective interest rate of approximately 21.94% on the DSC debt and internal rate of return to Trafalgar of 20% on the debentures. Revise your disclosure if appropriate.

Securities and Exchange Commission	Page 14
October 20, 2009

Response to Comment No. 26:

The average effective interest rate of 16.24% represents our average financing costs over the period from February 1, 2009 to July 31, 2009 divided by the average monthly balances for our credit facilities. The calculation does not include the Trafalgar debt, because that debt is not used to finance our car sales operations.

Note 8. Star Financial Portfolio Acquisition, page 20

Comment No. 27:

Please provide us your analysis of the factors considered in determining the acquisition of substantially all of the assets of Star Financial Services was not the acquisition of a business. Refer to SFAS 141R. We may have further comment.

Response to Comment No. 27:

Please also see our response to Comment No. 29 that includes certain information relevant to this response.

By way of background, Star was a troubled provider of automotive financing products. Star was in default on $8.2 million in financing under a credit arrangement with Wells Fargo. Foreclosure by Wells Fargo on the Star assets was imminent and, in fact, Wells Fargo entered into a forbearance agreement in order to extend sufficient time to complete the purchase of the loan portfolio. Wells Fargo was in substantial control of its debtor customer, Star.

We sought a lending relationship with Wells Fargo, which was our principal purpose for purchasing the Star Loan Portfolio. In fact, the Star Loan Portfolio/Wells Fargo Credit Facility (disclosed in Note 4) transactions were presented to us as a “package” by our investment bankers who were actively engaged by us to seek credit facilities. We were presented with the new Wells Fargo Credit Facility that accompanied our assuming Star’s responsibilities under its defaulted credit facility.

In making our determination of whether the Star Loan Portfolio constituted a business, we applied the guidance of SFAS 141(R), paragraph 4 and A4 – A9. In paragraph A4, this standard defines a business as an integrated set of activities and assets that is capable of being conducted and managed for purpose of providing a return in the form of dividends, lower cost or other economic benefits to investors and other owners. These activities consist of inputs and processes applied to those inputs that have the ability to create outputs.

Securities and Exchange Commission	Page 15
October 20, 2009

Inputs comprise economic resources that create, or have the ability to create, outputs when one or more processes are applied to it. We did not acquire sufficient inputs to cause the asset set to meet the definition of an integrated set of activities that is capable of being conducted and managed for the purpose of providing a return. In drawing this conclusion, we considered the following:

  We acquired a loan portfolio. A loan portfolio, by our industry standards, is not an input, but rather the result of inputs and processes of Star that we did not acquire. See our considerations of outputs, below.
  We retained two Star employees temporarily in the State of California solely to service the loans until we incorporated the loans in our servicing processes.
  We acquired minor office equipment to sustain the temporary California presence.
  While the asset acquisition agreement refers to intangible assets, we acquired no intangible assets (such as licenses, patents, customer lists, relationships, etc.) that would be considered an input. Therefore, we did not acquire assets that have the ability to generate additional revenue to the asset set acquired.
  We did not acquire the Star Wells Fargo Credit Facility. A credit facility or other source of funding is a necessary input into providing the automotive financing activities. Rather, the purchase agreement explicitly stated that the Star Credit Facility was required to be paid at closing. We entered into a separate, pre-arranged, credit facility with Wells Fargo that was used in part to fund the purchase of the Star Loan Portfolio and provide us an enhanced lending base for our existing operations.

Processes comprise any system, standard, protocol, convention, or rule that when applied to inputs create, or have the ability to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes to create outputs, according to paragraph A4c. Accordingly, processes in our industry would not include servicing of the loan portfolio. We noted and considered paragraph A5 that a business need not include inputs and processes that the seller used in operating that business if market participants are capable of continuing to produce outputs, for example, by integrating the business with their own processes.

Processes in our industry would be those systems and activities designed to aggregate new loans from intangibles, such as relationships with car lots. We did not acquire inputs, other than the temporary employees engaged in servicing and, therefore, we did not assume any processes from Star. As it relates to paragraph A5, we did not purchase, and then integrate Star’s business with our business processes. Star’s business had failed and, as we mentioned, foreclosure was imminent. We did not acquire Star’s business; it was not our intention to do so. Rather, it was our intention to purchase the loan portfolio and acquire Wells Fargo as a significant new lending source. Other alternatives were available to us.

Outputs constitute the result of inputs and processes applied to those inputs that provide or have the ability to provide a return. While the asset set was owned by Star, it produced the loan portfolio, which was a result of inputs and processes of Star. The asset set produces a coupon and cash flow to service the debt associated with the purchase, but it does not have the ability to produce outputs because we did not acquire inputs that would be necessary to generate additional outputs. Accordingly, the asset set is not capable of providing a return as would be contemplated by a business.

Securities and Exchange Commission	Page 16
October 20, 2009

Finally, we did not acquire any goodwill.

Overall, based upon the above considerations, we concluded that the Star Loan Portfolio acquisition did not constitute a business as defined in paragraph 4 of SFAS 141(R) and Appendix A thereto. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to investors. The asset set we acquired from Star is not such an integrated set of activities.

Our accounting for the purchase of the loan portfolio and our Wells Fargo Credit Facility are reflected in our response to Comment No. 29.

Comment No. 28:

Explain your accounting to expense the transaction costs of $637,000 as shown in the condensed consolidated statement of operations given you considered it an asset acquisition rather than a business acquisition.

Response to Comment No. 28:

We accounted for the Star Loan Portfolio purchase as an asset acquisition applying paragraphs D2 – D7 of SFAS 141(R) as our accounting context. Paragraph D4 provides that assets acquired under this context generally include the transaction costs.

As more fully discussed in our response to Comment No. 29, we applied paragraph D6 and allocated the purchase consideration to the assets based upon their relative fair values. Given the nature of our three-way negotiations (also discussed in our response to Comment No. 29) the consideration paid or assumed closely approximated the fair values of the assets that we acquired. We noted that paragraph D4 provides that transaction costs are “generally” included in the cost of the acquired assets. In consideration that the asset allocation resulted in the assets being recorded at their approximate fair values, we believed that treatment of any additional cost should be accounted for as expense to avoid stating the assets at amounts greater than fair value.

Comment No. 29

We note your disclosure that the total consideration to Star consists of $8,154,000 in cash and $757,000 in assumption of Star’s related party debt. The total purchase price includes an allocation to prepaid interest of $2,070,582. Since Star is not the party financing your acquisition, we are unclear as to your GAAP basis in treating part of your payments to Star as prepaid interest. Please explain.

Response to Comment No. 29:

We have revised our disclosure of the Star Financial Portfolio Acquisition in Note 8 to more clearly illustrate our accounting. See Exhibit A, page E-27.

Securities and Exchange Commission	Page 17
October 20, 2009

Brief Overview:

Certain investors that we engaged to seek financing facilities on our behalf presented us with the arrangement that included both the Wells Fargo Credit Facility described in Note 4 to our July 2009 Form 10-Q and the Star Loan Portfolio purchase. We were presented a package arrangement where, in substance, we would receive significant financing and related incentives if we took over Star’s loan portfolio.

Star was a troubled, California-based provider of automotive financing products. They were in default on $8.2 million in financing under a credit facility with Wells Fargo and foreclosure by the lender was imminent. We sought a lending relationship with Wells Fargo, which was our principal purpose for purchasing the Star Loan Portfolio.

Our purchase of the Star Loan Portfolio involved substantive and exhaustive three-way negotiations between us, Star and Wells Fargo. The loan portfolio had an estimated net realizable value of approximately $6.6 million. Wells Fargo had a perfected security interest in the loan portfolio on its approximate $8.2 million credit facility receivables. However, the value of the portfolio did not justify the assumption of Star’s liabilities.

In order to achieve the objective of transferring the loan portfolio at no greater than its net realizable value, Wells Fargo agreed to extend us a low interest borrowing arrangement. This included the transference of the aforementioned $8.2 million to a new, low interest credit facility upon closing of the Star purchase. The savings, or incentives, to Carbiz from the lower interest rates were calculated based upon present value of expected cash flows of the low interest rate (approximately 4%) compared to the expected cash flows that would be required for arrangements at typical market rates (ranging from 12%, upward to 20%). The estimated amount was approximately $2.0 million, which is the amount we’ve characterized as prepaid interest.

Accounting Overview:

Based upon the facts and circumstances described above, we accounted for the loan portfolio purchase and the Wells Fargo debt assumption separately. The facts and circumstances drove us to the conclusion that, of the Wells Fargo liability assumed and paid at closing, a portion should be allocated to the purchase of the loan portfolio and a portion should be allocated to the expected cash flows arising from the beneficial interest rate that Wells Fargo extended to us in order to complete the purchase. The following table (that is now included in our revised footnote disclosures) illustrates the allocation:

Securities and Exchange Commission	Page 18
October 20, 2009

	Star Loan	New Wells Fargo
	Portfolio	Loan	Total
		Agreement
Assets acquired:
Loan portfolio	$6,598,187	$-	$6,598,187
		-
Other assets, including $231,666 in cash	241,666	--	241,666
Prepaid interest	--	2,070,582	2,070,582
	$6,839,853	$2,070,582	$8,910,436
Consideration:
Assumption of credit line	$6,083,083	$2,070,582	$8,153,665
Assumption of other indebtedness	756,771	--	756,771
	$6,839,853	$2,070,582	$8,910,436

The total consideration related to the assumption of the credit line was allocated to the Star Loan Portfolio purchase and the new Wells Fargo loan agreement based upon their relative fair values, wherein the portfolio fair value was $6,598,187 and the prepaid interest was $2,066,864. The fair value of the loan portfolio was based upon our estimate of future cash flows using risk adjusted interest rates applicable to similar loans. The fair value of the prepaid interest was based upon our estimate of cash flow savings; that is, the difference between market interest rates that we would expect on such lines of credit based upon our credit standing, less the rates offered to us under the new Wells Fargo loan agreement. These amounts were further discounted to present values and are subject to amortization to interest expense over the term of the new Wells Fargo loan agreement, using the effective interest method.

We accounted for the Star Loan Portfolio in accordance with paragraphs D2 through D7 of SFAS 141(R). As provided in D4, assets are recognized based upon the cost to the acquiring entity. Our cost is comprised of the assumption of the credit line at its face value ($8,153,665), because it was immediately paid at closing, plus the assumption of the other indebtedness ($756,771); for an aggregate cost of $8,910,436.

As provided in D6, the cost was allocated to the assets acquired based upon their relative fair values. For purposes of this calculation, we included the cash with the loan portfolio because those cash balances related to collections on loans that we had negotiated to acquire.

We note and acknowledge that our published disclosure states that we paid cash of $8,154,000 as partial consideration for the transactions. The correct characterization, based upon the design of the underlying agreements, is that we assumed the Star credit facility and agreed to fund its settlement at closing with our new Wells Fargo loan agreement.

In summation, we accounted for the Star Portfolio based upon what we believe to be the substance of the arrangement as an asset acquisition. While we agree that Star was not a party to the financing, we believe that, in substance, it was a significant element of the transaction and was, accordingly, a party to our purchase.

Securities and Exchange Commission	Page 19
October 20, 2009

Comment No. 30:

We note your Form 8-K filed June 17, 2009 discloses the consideration paid to Star consisted of the assumption of $8,153,665 in debt due to Wells Fargo Preferred Capital, Inc. and $2,067,534 in debt to certain subordinated creditors. Please advise and revise as appropriate to reconcile the discrepancy in assumption of debt as disclosed in the Form 8-K to that disclosed here.

Response to Comment No. 30:

We have reviewed our filing on Form 8-K and believe that the disclosures therein are accurate. We have revised our footnote disclosure of the Star Loan Portfolio to properly reflect the terms of the transactions. See Exhibit A, page E-27.

* * * * *

In providing the responses set forth in this letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information in this letter, please call me at (941) 952-9255.

Sincerely yours,

Stanton C. Heintz
Chief Financial Officer

Attachment

Copies to:

Philip C. Piser
Cherry, Bekaert and Holland, L.L.C.
Tampa, Florida

EXHIBIT A: Planned Revisions

Carbiz, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009, Filed April 24, 2009
Form 10-Q for the Quarterly Period Ended July 31, 2009, Filed September 10, 2009
File No. 000-52209

EXHIBIT A

Comment No. 2

Form 10-K for the Fiscal Year Ended January 31, 2009

Management’s Discussion and Analysis – Critical Accounting Policies

Accounts and notes receivable, allowance for loan losses and concentration of credit risk

Accounts and notes receivable consist of balances due from customers related to the sale of used automobiles or consulting services and are presented in the consolidated balance sheet net of an allowance for doubtful accounts and loan losses. Notes receivable have remaining terms of 12 to 48 months requiring weekly, bi-weekly or monthly payments. Interest is calculated weekly based on the outstanding balance. The allowances reflect our best estimate of probable losses inherent in the accounts and notes receivable balances. We determine the allowances based on known troubled accounts, historical experience of collections, write-offs and asset recoveries, credit quality of customers and other industry and economic considerations.

We initiate steps to pursue collection of payments for notes receivable upon the customer’s first missed payment. We take steps to repossess an automobile when the account becomes severely delinquent (14 days for weekly pay accounts, 30 days for bi-weekly pay accounts and 60 days for monthly pay accounts). While we have a successful history of recovering automobiles that secure delinquent loans through repossession, as is experienced widely in our industry, we generally are unable to recover a significant amount of value from the ultimate sale of the repossessed vehicle relative to the associated note receivable. This is typically due to the deteriorated condition of the repossessed automobile. During our year ending January 31, 2009, our recovery amount as a percent of our gross write-offs amounted to 12.5% (8.4% for the two year period ended January 31, 2009). We will continue to make attempts to improve recovery percentages; however, we currently anticipate that the recovery percentages that we will experience in the foreseeable future will be consistent with this amount.

Notes receivable balances for accounts held in repossession are included in Notes receivable, net, in the consolidated balance sheets. Accounts are charged off at the earlier of the expiration of the applicable State’s statutory notice period for repossessed accounts (from 0 to 30 days), or when management determines timely collection of future payments is not probable for accounts where we have been unable to repossess the automobile.

We maintain an allowance for loan losses on an aggregate basis for the notes receivable portfolio. Management considers the allowance for loan losses to be sufficient to cover estimated losses in the collection of outstanding notes receivable. The allowance is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends, changes in loan characteristics (i.e., average amounts financed and terms of the notes), delinquency levels, collateral values, economic conditions, and underwriting and collection practices. The allowance for loan losses is periodically reviewed by management with any changes reflected in current operations. Although, it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance, we believe that we have given appropriate consideration to all relevant factors and have made reasonable assumptions in determining the allowance.

For accounts where the automobile was repossessed, the difference between the loan balance and the fair value of the repossessed automobile (based on the average wholesale selling price at auction) is charged to the allowance for loan losses. Generally, repossessed automobiles are sold at auction. On average, accounts are approximately 90 days past due at the time of write-off. For previously written-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for loan losses.

EXHIBIT A

We expense all costs incurred in connection with the process of initiating, refinancing or restructuring notes receivable to include all costs related to underwriting, securing collateral, closing transactions, processing loan documents, and determining credit worthiness.

Form 10-K for the Fiscal Year Ended January 31, 2009

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Accounts and notes receivable, allowance for loan losses and concentration of credit risk

Accounts and notes receivable consist of balances due from customers related to the sale of used automobiles or consulting services and are presented in the consolidated balance sheet net of an allowance for doubtful accounts and loan losses. Notes receivable have remaining terms of 12 to 48 months requiring weekly, bi-weekly or monthly payments. Interest is calculated weekly based on the outstanding balance. The allowances reflect the Company’s best estimate of probable losses inherent in the accounts and notes receivable balances. The Company determines the allowances based on known troubled accounts, historical experience of collections, write-offs and asset recoveries, credit quality of customers and other industry and economic considerations.

The Company initiates steps to pursue collection of payments for notes receivable upon the customer’s first missed payment. The Company takes steps to repossess an automobile when the account becomes severely delinquent (14 days for weekly pay accounts, 30 days for bi-weekly pay accounts and 60 days for monthly pay accounts). While we have a successful history of recovering automobiles that secure delinquent loans through repossession, as is experienced widely in our industry, we generally are unable to recover a significant amount of value from the ultimate sale of the repossessed vehicle relative to the associated note receivable. This is typically due to the deteriorated condition of the repossessed automobile. During our year ending January 31, 2009, our recovery amount as a percent of our gross write-offs amounted to 12.5% (8.4% for the two year period ended January 31, 2009). We will continue to make attempts to improve recovery percentages; however, we currently anticipate that the recovery percentages that we will experience in the foreseeable future will be consistent with this amount.

Notes receivable balances for accounts held in repossession are included in Notes receivable, net, in the consolidated balance sheets. Accounts are charged off at the earlier of the expiration of the applicable State’s statutory notice period for repossessed accounts (from 0 to 30 days), or when management determines timely collection of future payments is not probable for accounts where the Company has been unable to repossess the automobile. When a customer’s account becomes severely delinquent, the Company suspends accrual of interest income.

The Company maintains an allowance for loan losses on an aggregate basis for the notes receivable portfolio. Management considers the allowance for loan losses to be sufficient to cover estimated losses in the collection of outstanding notes receivable. The allowance is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends, changes in loan characteristics (i.e., average amounts financed and terms of the notes), delinquency levels, collateral values, economic conditions, and underwriting and collection practices. The allowance for loan losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance.

For accounts where the automobile was repossessed, the difference between the loan balance and the fair value of the repossessed automobile (based on the average wholesale selling price at auction) is charged to the allowance for loan losses. Generally, repossessed automobiles are sold at auction. On average, accounts are approximately 90 days past due at the time of write-off. The Company suspends accrual of interest income when the repossession process is initiated. For previously written-off accounts

EXHIBIT A

that are subsequently recovered, the amount of such recovery is credited to the allowance for loan losses.

The Company expenses all costs incurred in connection with the process of initiating, refinancing or restructuring notes receivable to include all costs related to underwriting, securing collateral, closing transactions, processing loan documents, and determining credit worthiness.

EXHIBIT A

Comments No. 3, 4 and 5

Consolidated Statements of Operations
Years ended January 31, 2009 and 2008

	2009	2008
SALES
Used car sales	$28,279,554	$3,759,304
Software and consulting services	1,162,249	2,261,836
Interest income	6,164,859	2,133,949
	35,606,662	8,155,089
COST OF SALES (exclusive of depreciation
included in other operating expenses)
Used car sales	20,361,876	3,587,999
Software and consulting services	858,383	1,104,888
	21,220,259	4,692,887
GROSS PROFIT	14,386,403	3,462,202
OTHER OPERATING (INCOME) EXPENSE
Personnel expenses	4,483,867	1,594,442
Selling expenses	814,808	478,814
Professional fees	1,167,503	1,097,301
Provision for loan losses	12,739,062	8,045,665
Loss on disposal of assets	321,746	--
Gain on sale of software assets	(2,514,229)	--
Loss on impairment of goodwill	438,283	--
Gain on debt forgiveness	--	(391,337)
Other operating expenses	4,359,881	3,181,120
	21,810,921	14,006,005
LOSS FROM OPERATIONS	(7,424,518)	(10,543,803)
OTHER INCOME (EXPENSE)
Interest expense	(9,077,635)	(2,254,949)
Gain (loss) on derivative financial
instruments	(1,731,969)	45,000
Loss on extinguishment of debt	(1,205,720)	--
Write-off of deferred finance costs	--	(1,533,394)
Minority interest in losses	--	44,453
LOSS BEFORE INCOME TAXES	(19,439,842)	(14,242,693)
INCOME TAXES	--	--
NET LOSS	$(19,439,842)	$(14,242,693)
LOSS PER SHARE:
Basic	$(0.26)	$(0.23)
Diluted	$(0.28)	$(0.23)

EXHIBIT A

Comment No. 6

Form 10-K for the Fiscal Year Ended January 31, 2009

1. DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash balances with banks and investments in term deposits that are readily convertible into cash with an original term to maturity of 90 days or less. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. In October and November 2008, the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2009, at which time it is anticipated amounts insured by the FDIC will return to $100,000. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits. As of January, 31 2009, the Company had cash and cash equivalents of $674,624 relating to $935,875 deposited in banks, which exceed these insured amounts. The difference between cash and cash equivalents reflected on the accompanying consolidated balance sheet as of January 31, 2009 and amounts deposited in banks arises from outstanding checks.

EXHIBIT A

Comment No. 7

Form 10-K for the Fiscal Year Ended January 31, 2009

1. DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Reclassifications:

Common stock shares, common stock and additional paid-in capital balances as of January 31, 2008 and 2007 included in the consolidated balance sheet and statement of stockholders’ deficit have been reclassified in the accompanying financial statements from amounts reported in prior years to properly reflect the outstanding common shares and balances as follows:

	January 31, 2008			January 31, 2007
			Additional			Additional
	Common	Common	Paid-in	Common	Common	Paid-in
	Stock Shares	Stock	Capital	Stock Shares	Stock	Capital
As previously
reported	67,590,681	$16,274,119	$7,679,205	64,224,404	$16,274,119	$6,222,397
Correction of
classification	(2,720,000)	1,043,902	(1,043,902)	(3,400,000)
As reclassified	64,870,681	$17,318,021	$6,635,303	60,824,404	$16,274,119	$6,222,397

During our year ended January 31, 2008, certain transactions were credited entirely to additional paid in capital rather than common stock. The adjustment under the caption January 31, 2008 gives effect to these reclassifications and the correct number of common shares issued. During our year ended January 31, 2007, the Company granted and issued 3,400,000 shares of restricted common stock and properly recorded the expense associated therewith, but did not record the shares issued. The shares were properly included in per share computations in those periods. The reclassification had no impact on the results of operations or other captions in the balance sheet of the Company.

EXHIBIT A

Comment No. 8

Form 10-K for the Fiscal Year Ended January 31, 2009

6. NOTES PAYABLE

Notes payable consists of the following as of January 31:

	2009	2008
Revolving line of credit	$14,092,594	$856,426
Term line of credit	22,603,581	34,147,041
Floor plan note payable	4,596,590	1,421,151
	$41,292,765	$36,424,618

Current	$41,292,765	$19,001,320
Non-current	--	17,423,298
	$41,292,765	$36,424,618

Notes payable are due to SWC Services LLC (SWC) and have been classified as a current liability on the accompanying 2009 consolidated Balance Sheet as a result of the Company’s decision to suspend, in September 2008, depositing loan collections in bank accounts controlled by SWC as required under the loan agreement as a result of SWC’s bankruptcy filing.

On January 29, 2009, the United States Bankruptcy Court for the Northern District of Illinois, which has jurisdiction over the bankruptcy of SWC, issued an order approving the transfer of SWC’s interests in the Loan Agreement and related loan documents to Dealer Services Corporation (“DSC”), pursuant to the terms of the asset purchase agreement between DSC and the trustee. See Note 10 for further discussions of the amended and restated loan and security agreement,

During the years ended January 31, 2009 and 2008, the weighted average interest rates experienced on short term credit facilities amounted to 12.8% and 13.8%, respectively.

EXHIBIT A

Comment No. 9

Form 10-K for the Fiscal Year Ended January 31, 2009

7. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following as of January 31:

	2009	2008
Convertible debentures, at face value:
Maturing September 2010 (1, 2)	$861,400	$1,000,000
Maturing September 2010 (1, 2)	4,955,789	4,000,000
Maturing December 2010 (3)	77,000	800,000
	5,894,189	5,800,000
Less: unamortized discount	(3,783,746)	(5,051,998)
	$2,110,443	$748,002

Current	255,113	$435,597
Long-term	1,855,330	312,405
	$2,110,443	$748,002

1. Trafalgar Convertible Debentures

On February 28, 2007 the Company issued $2,500,000 Secured Convertible Debentures (“February Trafalgar Debentures”) to Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”). On August 31, 2007 the Company sold $1,000,000 Secured Convertible Debentures to Trafalgar (“August Trafalgar Debentures”). On September 26, 2007 the Company issued $1,500,000 Secured Convertible Debentures (“September Trafalgar Debentures”) to Trafalgar. In addition, the Company issued warrants to Trafalgar to purchase 2,500,000 and 4,000,000 common shares for a period of five years and three years, respectively. The warrants were issued at various exercise prices ranging from US$0.01 to US$0.22.

The Trafalgar Debentures are convertible at Trafalgar’s option into common shares of the Company at a price per share equal to the lesser of (i) US$0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P. for the five trading days immediately preceding the date of conversion. Trafalgar has the option to require the Company to redeem the debentures for cash in the event of defaults and certain other contingent events, including events related to the common stock into which the instruments are convertible, registration and listing (and maintenance thereof) of the Company’s common stock and filing of reports with the Securities and Exchange Commission (the “Default Put”). In addition, the Company extended registration rights to Trafalgar that requires registration of the shares underlying the warrants and the continuing effectiveness of the registration statement under which shares are registered; the Company would be required to pay monthly liquidating damages of 2.0% (capped at 15%) for defaults under this provision.

In the evaluation of the Trafalgar Debentures, the Company concluded that the conversion feature was not afforded the exemption as a conventional convertible instrument as defined in Emerging Issues Task Force Consensus No. 05-02, “Meaning of "Conventional Convertible Debt Instrument" (“EITF 05-02”) due to the variable conversion price; and it did not otherwise meet the conditions for equity classification set forth in Emerging Issues Task Force Consensus No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Since equity classification is not available for the conversion feature, the Company was required to bifurcate the embedded conversion feature and carry it as a derivative liability, at fair value in accordance with Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). The Company also concluded that the Default Put required bifurcation because, while puts

EXHIBIT A

on debt instruments are generally considered clearly and closely related to the host, the Default Put is indexed to certain events, noted above, that are not associated with debt instruments. The Company combined all embedded features that required bifurcation into one compound derivative instrument that is carried as a component of derivative liabilities.

The Company evaluated the detachable warrants for purposes of classification under Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). The warrants did not embody any of the conditions for liability classification under the FAS 150 context. The warrants were then evaluated under FAS 133. The warrants did not meet the conditions for equity classification set forth in EITF 00-19. Therefore, the warrants are required to be classified as liabilities and initially and subsequently carried at fair value under FAS 133.

Based upon the above accounting conclusions, the allocation of the basis arising from each of the Trafalgar Debentures financing transactions is summarized in the table below:

	February	August	September
	Trafalgar	Trafalgar	Trafalgar
	Debentures	Debentures	Debentures	Total
Deferred finance costs	$310,164	$125,169	$187,620	$622,953
Penalty expense	--	--	40,000	40,000
Prepaid interest	90,833	20,000	27,500	138,333
Derivative liabilities:
Compound derivative	(1,655,432)	(752,941)	(1,308,073)	(3,716,446)
Warrants	(562,500)	(380,200)	(495,250)	(1,437,950)
Convertible debentures	(383,087)	--	--	(383,087)
Day-one derivative loss	101,058	133,141	303,371	537,570
Financing proceeds	$2,098,964	$854,831	$1,244,832	$4,198,627

2. Modifications:

On September 15, 2008, the Company entered into a debenture modification agreement (September 2008 Modification) with Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”), which modified the principal and interest payment schedules and effective interest rates for certain of the outstanding secured convertible debentures.

From September 15, 2008 through February 22, 2009, the Company is required to pay monthly interest payments of $40,000 to Trafalgar on the outstanding balance of $4,904,042. The balance of the unpaid interest earned by Trafalgar has been accrued. The September 2008 Modification extended the maturity date for all principal payments on these debentures to September 30, 2009.

Although the contractual interest rates of 8%, 10% and 11% were not revised pursuant to the September 2008 Modification, the modified terms of the debentures include additional interest payments of amounts which provide for an internal rate of return to Trafalgar of 20% on the debentures over their outstanding term. The additional interest payments are due upon maturity of the debentures.

In addition, pursuant to the September 2008 Modification agreement, the Company issued 2,500,000 shares of the Company’s common stock to Trafalgar in exchange for the cancellation of 6.5 million outstanding common stock warrants previously held by Trafalgar. The Company also issued 4,000,000 shares to Trafalgar as a forbearance fee for delay of payments due under the convertible debentures.

The Company accounted for the modifications to the debentures based on the provisions of EITF 96-19, “Debtors Accounting for Modification or Exchange of Debt Instruments” which establishes the criteria to determine if substantial modifications of the terms of the debt instruments have occurred. The revisions to the terms of certain of the outstanding debentures were considered substantial, as defined, and therefore, for accounting purposes the debenture modification has been accounted for as debt extinguishments and

EXHIBIT A

the revised debentures recorded at fair value on the date of execution of the September 2008 Modification. The Company recorded a loss on extinguishment of debt of $1,205,720, as a result of these transactions.

The modified debentures were recorded at fair value on September 15, 2008 based upon the following:

Face value of debentures maturing September 30, 2009:
8% Convertible debenture	$964,538
8% Convertible debenture	944,195
10% Convertible debenture	1,178,127
11% Convertible debenture	1,817,182
4,904,042
Less: Discount for derivative liabilities	(4,026,276)
Less: Fair value adjustment	(213,428)
$664,338

In January 2009, the Company executed another debenture modification agreement with Trafalgar which terms were effective on February 20, 2009 (“February 2009 modification”). The February 2009 modification was made pursuant to the Company modifying the terms of the Company’s other debt arrangements including the revolving line-of-credit, term and floor plan notes payable, which were also effective February 20, 2009 (See Note 10). Pursuant to the February 2009 modification, Trafalgar revised the payment terms related to certain of the convertible debentures. Debenture principal and interest payments are due as follows: $250,000 in March 2009; $50,000 per month April 2009 through December 2009; $100,000 per month January 2010 through August 2010; and the remaining balance of approximately $4,400,000 in September 2010. The remaining balance is only due if the Company holds consumer notes that are not in default from its BHPH business which have an aggregate balance of at least $10 million and cash on hand that exceeds its payables by at least $1 million.

3. Private Placement October 1, 2007 Convertible Debentures

On October 1, 2007, the Company completed an $800,000 financing with a group of investors (“Purchasers”), each of which are related parties, by issuing to them debentures with a face amount of $800,000 and which have a maturity date of December 1, 2011 (“October Debentures”). The October Debentures bear an interest rate of 11% compounded monthly. Interest on the debentures will accrue for the first 24 months, compounded monthly, and thereafter be payable on the outstanding principal amount on a monthly basis until paid. Principal payments in the amount of $35,555.56 will be payable monthly beginning October 1, 2009, with the balance due at maturity. The principal due under the October Debentures will not be paid until after the Trafalgar debentures are paid.

The October Debentures are convertible at the Purchaser’s option into common shares of the Company at a price per share equal to the lesser of (i) US$0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P. for the five trading days immediately preceding the date of conversion.

In addition, the Company issued detachable warrants to purchase up to an aggregate of 1,066,667 common shares at any time until September 26, 2010, with 266,666 shares at US$0.01 per share, 266,667 shares at US$0.10 per share, 266,667 shares at US$0.15 per share and 266,667 shares subject to purchase at US$0.22 per share.

In the evaluation of the Private Placement Debentures, the Company concluded that the conversion feature was not afforded the exemption as a conventional convertible instrument as defined in EITF 05-02 due to the variable conversion price; and it did not otherwise meet the conditions for equity classification set forth in EITF 00-19. Since equity classification is not available for the conversion feature, the

EXHIBIT A

Company was required to bifurcate the embedded conversion feature and carry it as a derivative liability, at fair value in accordance with FAS 133.

The Company evaluated the warrants for purposes of classification under FAS 150. The warrants did not embody any of the conditions for liability classification under the FAS 150 context. The warrants were then evaluated under FAS 133. The warrants did meet the conditions for equity classification set forth in EITF 00-19. Therefore, the warrants were recorded upon inception in accordance with Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”) at a relative fair value of $133,814.

Based upon the above accounting conclusions, the allocation of the basis arising from the Private Placement Debentures financing transactions is summarized in the table below:

Private Placement
Debentures
Compound derivative	$(896,800)
Paid in capital	(133,814)
Day-one derivative loss	230,614
Financing proceeds
$800,000

EXHIBIT A

Comment No. 11

Form 10-K for the Fiscal Year Ended January 31, 2009

1. DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on guidance of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Effective February 1, 2008, the Company adopted the provisions of FAS 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis. The adoption of the provisions of FAS 157 did not materially impact the Company’s consolidated financial position and results of operations.

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 describes three levels of inputs that may be used to measure fair value as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable; |
Level 3 - inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

Fair values of warrants are generally determined using the Black-Scholes-Merton valuation technique. Significant assumptions are as follows: Market prices – we use our quoted market prices; Term – we use the remaining contractual term of the contract; Volatility – we use our historical trading volatility for periods consistent with the remaining term of the contract; Risk-Free Rate – we use currently published yields on zero-coupon U.S. Government Securities with maturities consistent with the remaining term of the contract.

Fair values for the compound derivatives are determined using the Monte Carlo valuation technique, because that technique embodies all of the assumptions (including credit risk, interest-rate risk and exercise/conversion behaviors) that are necessary to fair value complex, compound derivative instruments. Significant assumptions are determined as follows: Trading market values—we use our published trading market values; Term—we use the remaining contractual terms of the debentures; Volatility—we use our historical trading volatility for periods consistent with the remaining terms; Interest Risk—we adjust the contractual coupon rates to give effect to both (i) the trend in the market indicator over a historical period consistent with the remaining term and (ii) the historical fluctuations in the Prime Lending rate over each period; Credit Risk—we use credit-risk adjusted bond yield curves from publicly available surveys in categories of credit risk (as published by Standard & Poors and Moodys) we consider similar to our credit risk, with is speculative to highly speculative; and Exercise/Conversion behavior—we establish assumptions (quantified as a percentage that the conversion price is in the money) regarding the likelihood that the investor will convert currently or hold to maturity.

The following table summarizes the level of inputs used to measure certain financial instruments at fair value on a recurring basis as of January 31, 2009 and 2008:

EXHIBIT A

	Fair Value Measurements Using
	Level 1		Level 2	Level 3	Total
Derivative liabilities at
January 31, 2009	$-	$	- $	11,796,217	$11,796,217
	-		-
Derivative liabilities at
January 31, 2008	$-	$	- $	8,844,036	$8,844,036
	-		-

The following represents a reconciliation of the changes in fair value of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended January 31, 2009 and 2008:

Derivative financial instruments:	2009	2008
Beginning balances	$8,844,036	$3,415,679
Total (gains) losses	1,731,969	(45,000)
Purchases, sales, issuances, settlements, net	1,220,212	5,473,357
Ending balance	$11,796,217	$8,844,036

EXHIBIT A

Comment No. 12

Form 10-K for the Fiscal Year Ended January 31, 2009

1. DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Derivative financial instruments

Derivative financial instruments, as defined in Statements of Financial Accounting Standard No. 133,

Accounting for Derivative Financial Instruments and Hedging Activities (“SFAS 133”), consist of financial instruments or other contracts that contain a notional amount and one or more underlying variables (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value and recorded as liabilities or, in rare instances, assets.

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, the Company has entered into certain other financial instruments and contracts, such as debt financing arrangements and freestanding warrants with features that are either not afforded equity classification, embody risks not clearly and closely related to host contracts, or may be net- cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value, in the Company’s consolidated financials.

The derivative classification and accounting for the Company’s warrants is based upon EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which sets forth eight conditions for classification of warrants in stockholders’ equity; otherwise the warrants require liability classification and fair value measurement pursuant to SFAS 133. Warrants are evaluated under these conditions upon inception and as of the close of each reporting period.

The Company estimates fair values of derivative financial instruments using the Black-Scholes-Merton or the Flexible Monte Carlo valuation models which embody all of the requisite assumptions (including trading volatility, estimated terms and risk free rates) necessary to fair value these instruments. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the Company’s trading market price which has high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company’s income will reflect the volatility in these estimate and assumption changes.

EXHIBIT A

Comment No. 13

Form 10-K for the Fiscal Year Ended January 31, 2009

18. SEGMENT INFORMATION (Tables, only)

		2009
	Carbiz Auto	Consulting and
	Credit	Software	Total
Sales	$34,444,413	$1,162,429	$35,606,662
Cost of sales	20,361,876	858,382	21,220,259
Gross profit	14,082,537	303,866	14,386,403
Other operating expenses
(income) (1)	23,533,629	(2,417,537)	21,116,092
Loss from operations, before
depreciation and other income
(expense)	$(9,451,092)	$2,721,403	(6,729,689)
Depreciation			(694,829)
Other income (expense)			(12,015,324)
Net loss			$(19,439,842)

Total assets	$25,133,662	$49,363	$25,183,025

		2008
	Carbiz Auto	Consulting and
	Credit	Software		Total
Sales	$5,893,253	$2,261,836	$
				8,155,089
Cost of sales	3,587,999	1,104,888		4,692,887
Gross profit	2,305,254	1,156,948		3,462,202
Other operating expenses (1)	10,145,842	3,768,914		13,914,756
Loss from operations, before
depreciation and other income
(expense)	$(7,840,588)	$(2,611,966)		(10,452,554)
Depreciation				(91,249)
Other income (expense)				(3,698,890)
Net loss				$(14,242,693)

Total assets	$27,693,773	$4,163,871		$31,857,644

(1) Excluding depreciation and amortization, which is shown separately.

EXHIBIT A

Comment No. 16

Form 10-Q for the Quarterly Period Ended July 31, 2009

4. CREDIT FACILITIES

Dealer Services Corporation

On January 16, 2009, the Company entered into an Asset Purchase Agreement with Dealer Services Corporation (“DSC”) and the Chapter 7 Trustee of SWC Services LLC (“SWC Trustee”). Pursuant to the agreement, DSC agreed to purchase all of the rights and interest of SWC under the Company’s loan agreement with SWC for $12 million.

In connection therewith, DSC agreed to forgive all of the outstanding balance due by the Company under the SWC Loan Agreement in excess of $12,000,000. On February 20, 2009, the Asset Purchase Agreement was consummated when the Company had a total balance of approximately $43.3 million outstanding under the SWC credit facilities. DSC forgave approximately $31.3 million dollars worth of that debt and executed a $14 million new credit facility (“New Loan Agreement”), $12 million of which represented the then remaining balance due under the SWC Loan Agreement.

Pursuant to that New Loan Agreement, the Company had to convert a number of outstanding notes receivable due by the Company from consumers into closed-end leases. The Company delivered to DSC a set of conversion documents, consisting of a signed closed-end lease and a bill of sale for each vehicle.

The Company incurred costs of approximately $4.6 million in connection with the conversion of these notes receivable, which included customer incentives, sales tax payments, and license and title fees.

All of the financial covenants contained in the prior loan agreement have been deleted from the New Loan Agreement and replaced by an obligation for the Company to maintain a minimum of $3,500,000 of accounts receivable. As was the case under the previous loan agreement, the obligation of the Company and its operating subsidiaries to pay all amounts due under the New Loan Agreement is secured by a pledge to DSC of all of the assets of the Company and its operating subsidiaries, The Company also paid DSC a loan origination fee of $120,000 and a commitment fee of $250,000 in addition to issuing DSC warrants to purchase 9,718,289 shares of the Company’s common stock at a purchase price of $.03 per share. The warrants will expire on February 28, 2014.

The Company has agreed to enter into a registration rights agreement on or before December 31, 2010, pursuant to which the Company will be required to register for resale by DSC the shares to be issued to DSC under the warrants, and to use its commercially reasonable efforts to obtain all necessary consents to enter into such agreement.

Pursuant to the warrants issued to DSC in connection with the New Loan Agreement, the issuance of warrants to Ross Quigley on February 20, 2009 would have required the Company to increase the 9,718,289 shares issuable under the existing DSC Warrant to 10,222,604 shares and reduce the exercise price for all of the shares issuable from $0.03 per share to $0.02852 per share. However, DSC agreed that in lieu of these modifications, the Company issued an additional warrant to DSC to purchase up to an additional 750,000 shares of the Company’s common stock with an exercise price of $0.08. The warrants will expire on February 20, 2014.

Both of the DSC warrants were valued at February 20, 2009 using the Black-Scholes Option Pricing Model, resulting in a fair value of $1,286,000 for the $0.03 warrants and $100,000 for the $0.08 warrants. Significant assumptions included: trading market value—$0.14; volatility—133.49%; term—5.0 years; and, risk free rate—1.81%. The aggregate fair value of $1,386,000 was included in a component of the consideration extended for purposes of computing the gain on extinguishment.

In connection with entering into the Asset Purchase Agreement and the New Loan Agreement, Trafalgar Capital Specialized Investment Fund, Luxembourg, the holder of the Company’s convertible debentures

EXHIBIT A

(see note 5), consented to the execution and delivery of the New Loan Agreement, which consent was required by a subordination and inter-creditor agreement with Trafalgar.

On February 25, 2009, the Company, its operating subsidiaries and DSC further amended and restated the New Loan Agreement to provide for the inclusion of five new Carbiz subsidiaries in the credit facility. Four of these subsidiaries have been formed to carry out the business of the Company in Indiana and one has been formed to carry out the business of the Company in Nebraska. Under this amendment and the promissory notes executed by the operating subsidiaries there under, the amount of available credit was expanded from $14 million to $19.5 million.

As with the New Loan Agreement, Trafalgar also consented to this amendment since such consent was similarly required by the Trafalgar subordination and inter-creditor agreement.

Since all of the aforementioned events relate directly to the debt forgiveness, all of the costs associated therewith have been recognized as an adjustment of the gain on debt extinguishment, as follows:

DSC debt forgiveness	$31,374,909
Write-off of SWC deferred financing costs	(603,943)
DSC origination and commitment fee	(370,000)
Fair value of DSC warrants	(1,385,815)
Lease conversion costs	(4,596,053)
Gain on debt forgiveness	24,419,098
Trafalgar loan modification (See Note 5)	8,780,189
Gain on extinguishment of debt	$33,199,287

The DSC debt has an effective interest rate of approximately 21.94%, and principal and interest are payable monthly. Amounts due to DSC are collateralized by all of the Company’s assets and the Chairman of the Board’s stock in the Company.

EXHIBIT A

Comment No. 17

Form 10-Q for the Quarterly Period Ended July 31, 2009

5. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following as of July 31, 2009 and January 31, 2009:

	July 31, 2009	January 31, 2009
Convertible debentures, at face value:
Maturing September 2010 (1, 2)	$4,786,400	$5,817,189
Maturing December 1, 2010 (3)	27,000	77,000
	4,813,400	5,894,189
Less: unamortized discount	(4,243,816)	(3,783,746)
	$569,584	$2,100,443

Current	$96,935	$255,113
Long-term	472,649	1,855,330
	$569,584	$2,110,443

1. Trafalgar Convertible Debentures

On February 28, 2007 the Company issued 12.0%, face value $2,500,000 Secured Convertible Debentures (“February Trafalgar Debenture”) to Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”). The face value of the February Trafalgar Debenture amounted to $2,286,400 and $2,821,877 as of July 31, 2009 and January 31, 2009, respectively. Interest is payable quarterly and the principal balance is payable on September 30, 2010. In connection with the issuance of these debentures, the Company also issued detachable warrants to Trafalgar that are indexed to 2,500,000 shares of common stock, have a strike price of $0.15 and a term of five years.

On August 31, 2007 the Company issued 12.0%, face value $1,000,000 Secured Convertible Debentures to Trafalgar (“August Trafalgar Debenture”). The face value of the August Trafalgar Debenture amounted to $1,000,000 and $1,178,127 as of July 31, 2009 and January 31, 2009, respectively. Interest is payable quarterly and the principal balance is payable on September 30, 2010. In connection with the issuance of these debentures, the Company also issued detachable warrants to Trafalgar that are indexed to 2,000,000 shares of common stock, have a strike prices of $0.15 for 1,000,000 warrants and $0.22 for 1,000,000, and a term of three years.

On September 26, 2007 the Company issued 11.0%, face value $1,500,000 Secured Convertible Debentures (“September Trafalgar Debenture”) to Trafalgar. The face value of the September Trafalgar Debenture amounted to $1,500,000 and $1,817,182 as of July 31, 2009 and January 2009, respectively. Interest is payable quarterly and the principal balance is payable on September 30, 2010. In connection with the issuance of these debentures, the Company also issued detachable warrants to Trafalgar that are indexed to 2,000,000 shares of common stock, have strike prices ranging from $0.01 to $0.20, and a term of three years.

The face values above give effect to conversion, capitalization of interest and, as discussed further below, modifications. The Trafalgar Debentures are secured by all tangible and intangible assets of the Company, but are subordinate in priority to the DSC and Wells Fargo credit facilities.

The Trafalgar Debentures are convertible at Trafalgar’s option into common shares of the Company at a price per share equal to the lesser of (i) US$0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P. for the five trading days immediately preceding the date of conversion. Trafalgar has the option to require the Company to redeem the

EXHIBIT A

debentures for cash in the event of defaults and certain other contingent events, including events related to the common stock into which the instruments are convertible, registration and listing (and maintenance thereof) of the Company’s common stock and filing of reports with the Securities and Exchange Commission (the “Default Put”). In addition, the Company extended registration rights to Trafalgar that requires registration of the shares underlying the warrants and the continuing effectiveness of the registration statement under which shares are registered; the Company would be required to pay monthly liquidating damages of 2.0% (capped at 15%) for defaults under this provision.

In the evaluation of the Trafalgar Debentures, the Company concluded that the conversion feature was not afforded the exemption as a conventional convertible instrument as defined in Emerging Issues Task Force Consensus No. 05-02, “Meaning of "Conventional Convertible Debt Instrument" in Issue No. 05-02” (“EITF 05-02”) due to the variable conversion price; and it did not otherwise meet the conditions for equity classification set forth in Emerging Issues Task Force Consensus No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Since equity classification is not available for the conversion feature, the Company was required to bifurcate the embedded conversion feature and carry it as a derivative liability, at fair value in accordance with Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). The Company also concluded that the Default Put required bifurcation because, while puts on debt instruments are generally considered clearly and closely related to the host, the Default Put is indexed to certain events, noted above, that are not associated with debt instruments. The Company combined all embedded features that required bifurcation into one compound derivative instrument that is carried as a component of derivative liabilities.

The Company evaluated the detachable warrants for purposes of classification under Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). The warrants did not embody any of the conditions for liability classification under the FAS 150 context. The warrants were then evaluated under FAS 133. The warrants did not meet the conditions for equity classification set forth in EITF 00-19. Therefore, the warrants are required to be classified as liabilities are initially and subsequently carried at fair value under FAS 133.

EXHIBIT A

Based upon the above accounting conclusions above, the allocation of the basis arising from each of the Trafalgar Debentures financing transactions is summarized in the table below:

	February	August	September
	Trafalgar	Trafalgar	Trafalgar
	Debentures	Debentures	Debentures	Total
Deferred finance costs	$310,164	$125,169	$187,620	$622,953
Penalty expense	--	--	40,000	40,000
Prepaid interest	90,833	20,000	27,500	138,333
Derivative liabilities:
Compound derivative	(1,655,432)	(752,941)	(1,308,073)	(3,716,446)
Warrants	(562,500)	(380,200)	(495,250)	(1,437,950)
Convertible debentures	(383,087)	--	--	(383,087)
Day-one derivative loss	101,058	133,141	303,371	537,570
Financing proceeds	$2,098,964	$854,831	$1,244,832	$4,198,627

2. Modifications:

The Convertible Debentures were originally sold to Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”) during the fiscal year ended January 31, 2008 and modified and extended a number of times during fiscal year ended January 31, 2009. More recently, a further modification effective on February 20, 2009 (“February 2009 modification”) was made allowing the Company to modify the terms of the Company’s other debt arrangements including the revolving line-of-credit, term and floor plan notes payable, which were also effective February 20, 2009 (See Note 4). In the February 2009 modification, Trafalgar (i) capitalized $203,890 of interest and (ii) extended the maturity dates of all three of the debentures to September 30, 2010. [Deleted sentence] A further modification was made by Trafalgar to subordinate its indebtedness which allowed the Company to further modify the terms of its loan agreements with DSC. See Note 4. As a result of these modifications, the effective borrowing rate, as computed pursuant to EITF 02-04, Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of SFAS 15 Troubled Debt Restructurings, increased from approximately 12.0% to 14.0% . As a result of an increase in the effective borrowing rate and other qualitative considerations, including the principal purpose of the modifications being related to establishing the DSC borrowing arrangement, the modifications did not constitute a troubled debt restructuring.

The Company accounted for the modifications to the debentures based on the provisions of EITF 96-19, “Debtors Accounting for Modification or Exchange of Debt Instruments” which establishes the criteria to determine if substantial modifications of the terms of the debt instruments have occurred. The revisions to the terms of debentures were considered substantial when considering both the change in the present value of cash flows and the change in the fair value of the embedded conversion feature, as defined, and therefore, for accounting purposes the debentures have been accounted for as debt extinguishments and the revised debentures recorded at fair value on the date of execution of the February 2009 Modification. The Company recorded a gain on modification of debt of $8,780,189, as a result of these transactions. The amount of the gain was computed as follows:

EXHIBIT A

Carrying value of debentures prior to the modification:
Compound derivative financial instruments
$12,169,259
Debentures	2,405,990
14,575,249

Fair value of modified debentures	5,524,106

Gain on extinguishment	$9,051,142

Reallocation of fair value of modified debentures:
Compound derivative financial instruments	$5,555,058
Debentures	240,000
Day-one derivative loss	(270,952)
$5,524,106

The fair value of the modified debentures represents the present value of the future cash flows. The credit risk adjusted market rate used for purposes of present value amounted to 14.0% and was based upon current corporate bond rates for issues with similar credit risks as those of the Company. The reallocation of the fair value is required first to the derivatives, because those are required to be carried at fair value. Since the fair value was insufficient to record both the derivative and debt, a day-one loss has been reflected in our statement of operations as a component, and reduction of, the gain on extinguishment. Accordingly, the net gain includes the $9,051,142 gain on extinguishment plus the ($270,952) day-one derivative loss.

During the six months ended July 31, 2009, the Company issued 11,073,419 and 1,599,494 shares of common stock in connection with the exercise of warrants and the conversions of convertible debentures, respectively, for which $888,310 and $199,419 of related derivative liability was credited to equity.

3. Private Placement October 1, 2007 Convertible Debentures

On October 1, 2007, the Company completed an 11.0%, face value $800,000 financing with a group of investors (“Purchasers”), each of which are related parties, by issuing to them debentures with a face amount of $800,000 and which have an original maturity date of December 1, 2011 (“October Debentures”). The face value of the October debentures amounted to $27,000 and $77,000 at July 31, 2009 and January 31, 2009, respectively, after giving effect to conversions. Interest on the October Debentures is payable monthly. The principal is payable December 1, 2010.

The October Debentures are convertible at the Purchaser’s option into common shares of the Company at a price per share equal to the lesser of (i) US$0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P. for the five trading days immediately preceding the date of conversion.

In addition, the Company issued to the Purchasers warrants to purchase up to an aggregate of 1,066,667 common shares at any time until September 26, 2010, with 266,666 shares at US$0.01 per share, 266,667 shares at US$0.10 per share, 266,667 shares at US$0.15 per share and 266,667 shares subject to purchase at US$0.22 per share.

In the evaluation of the Private Placement Debentures, the Company concluded that the conversion feature was not afforded the exemption as a conventional convertible instrument as defined in EITF 05-02 due to the variable conversion price; and it did not otherwise meet the conditions for equity classification set forth in EITF 00-19. Since equity classification is not available for the conversion feature, the Company was required to bifurcate the embedded conversion feature and carry it as a derivative liability, at fair value in accordance with FAS 133.

EXHIBIT A

The Company evaluated the warrants for purposes of classification under FAS 150. The warrants did not embody any of the conditions for liability classification under the FAS 150 context. The warrants were then evaluated under FAS 133. The warrants did meet the conditions for equity classification set forth in EITF 00-19. Therefore, the warrants were recorded upon inception in accordance with Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”) at a relative fair value of $133,814.

Based upon the above accounting conclusions above, the allocation of the basis arising from the Private Placement Debentures financing transactions is summarized in the table below:

Private Placement
Debentures
Compound derivative	$(896,800)
Paid in capital	(133,814)
Day-one derivative loss	230,614
Financing proceeds
$800,000

EXHIBIT A

Comments No. 19 and 20

Form 10-Q for the Quarterly Period Ended July 31, 2009

6. STOCKHOLDERS’ EQUITY

Warrants

The Company has granted warrants to purchase shares of common stock. Warrants outstanding, related activity during the period, details of prices and warrants exercisable at July 31, 2009 are as follows:

		Weighted Average
	Number	Exercise Price
Outstanding, February 1, 2009	23,424,825	0.10
Issued	51,250,089	0.07
Exercised	(11,362,750)	0.11
Cancelled or expired	--	--
Outstanding, July 31, 2009	63,312,164	0.08

		Weighted Average
Exercise Prices	Number	Remaining Life (Years)
0.01	144,334	1.16
0.03	9,718,289	4.56
0.08	41,531,800	4.31
0.10	144,334	1.16
0.11	9,508,539	0.32
0.15	1,194,334	1.51
0.20	632,434	1.81
0.21	438,100	1.16
	63,312,164	3.64

The derivative classification and accounting for the Company’s warrants is based upon EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which sets forth eight conditions for classification of warrants in stockholders’ equity; otherwise the warrants require liability classification and fair value measurement pursuant to SFAS 133 and, commencing on February 1, 2009, EITF 07-05 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock. Warrants are evaluated under these conditions upon inception and as of the close of each reporting period. See Note 6 Derivative Liabilities for information associated with our warrants that are classified as liabilities.

EXHIBIT A

Comments No. 21 and 22

Form 10-Q for the Quarterly Period Ended July 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Lease transactions

To qualify for financing under the new DSC financing agreement, the Company converted a number of existing finance note receivables to lease receivables, in February 2009. All Company financed receivables were eligible for the February 2009 conversion. Since the Company aggregates its receivables to determine the allowance for credit losses, there is no overall adjustment in the credit quality of the Company’s receivables. The Company considered these transactions to be “direct financing leases” and accounted for the leases including the minimum lease payments and the unguaranteed residual value as the gross investment in the lease. The difference between this gross investment and the cost or carrying amount was recorded as unearned income. The unearned income and initial direct costs will be amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease.

Any new leases are considered “sales-type leases” and the minimum lease payments and the residual value of the underlying auto are considered in the fair value. The revenue recognition for sales-type leases involves recognizing both a profit element and a financing element over the term of the lease.

The estimated residual value is reviewed by management quarterly. If the review results in a lower residual estimate than had been previously established, management will then make a determination as to whether the decline is other than temporary. If the decline is judged to be other than temporary, an adjustment will be made to the residual value. The resulting reduction in the net investment will be recognized as a loss in the period in which the estimate is changed. Management determined no such adjustments were needed during the quarter ended July 31, 2009.

EXHIBIT A

Comment No. 23

Form 10-Q for the Quarterly Period Ended July 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Transfer of Financial Assets

From time to time [deleted, during the six months ending July 31, 2009], the Company has sold portions of its previously generated auto receivable note portfolio and portions of its portfolio acquired in the Star Financial Services transaction. All portfolio sales during this period met the requirements for a sale, and the Company did not retain the right to service the loans.

During the six months ended July 31, 2009, the Company sold approximately $2.95 million of notes receivable for cash. The sale resulted in an immaterial gain.

EXHIBIT A

Comment No. 25

Quarterly Report on Form 10-Q for the Quarterly Period Ended July 31, 2009

1. BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

Net income per share

The Company accounts for income (loss) per share in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”). Basic (loss) income per share represents our income (loss) divided by the weighted average number of shares of common shares outstanding during each period. It excludes the dilutive effects of potentially issuable common shares such as those related to our convertible debentures, warrants, and employee stock options. Diluted income (loss) per share is calculated by including potentially dilutive share issuances in the denominator. The Company computes the effects on diluted loss per share arising from warrants and options using the treasury stock method or, in the case of liability classified warrants, the reverse treasury stock method. The Company computes the effects on diluted loss per share arising from convertible securities, such as the convertible debentures, using the if-converted method. Adjustments to income (loss) for interest and derivative income (expense) are necessary to arrive at the numerator for diluted income (loss) per share. The effects, if anti-dilutive are excluded.

The numerators and denominators for the calculation of net income (loss) per share are as follows:

	Three months ended		Six months ended
	July 31		July 31
	2009	2008	2009	2008
Net income (numerator for basic)	$4,417,892	$1,530,838	$31,688,957	$1,556,148
Basic denominator:
Weighted average shares outstanding	102,520,603	65,809,853	100,454,161	65,520,687
Net income per common share-basic	$0.04	$0.02	$0.32	$0.02

Diluted numerator:
Net income	$4,417,892	$1,530,838	$31,688,957	$1,556,148
Adjustments to net income	(4,191,458)	(1,325,453)	766,707	(3,452,007)
Adjusted net income	$226,434	$205,385	$32,455,664	$(1,895,589)

Diluted denominator:
Weighted average shares outstanding	102,520,603	65,809,853	100,454,161	65,520,687
Effect of diluted securities	99,295,069	36,212,394	97,367,707	38,811,568
Adjusted weighted average shares	201,815,672	102,022,247	197,821,868	104,332,255
Net income per common share-diluted	$0.00	$0.00	$0.16	$(0.02)

The effects of 6,237,891 stock options, 1,397,488 common stock warrants, 2,040,000 non-vested shares from an incentive stock grant and 41,250,089 shares indexed to the derivative liabilities outstanding have been excluded from dilutive securities for the six months ended July 31, 2009, as their effect would be anti-dilutive. In addition, 8,438,041 options and 31,923,604 warrants have been excluded from dilutive securities for the six months ended July 31, 2008.

EXHIBIT A

Comments No. 29 and 30

Quarterly Report on Form 10-Q for the Quarterly Period Ended July 31, 2009

8. STAR FINANCIAL PORTFOLIO ACQUISITION (revised in its entirety)

On June 15, 2009, the Company completed its purchase of a loan portfolio comprising approximately 1,500 automobile and light truck loans, with a face value of $9,738,862 and a net realizable value of $6,598,187 from Star Financial Services (“Star”). Consideration for the purchase consisted of the assumption of face value $8,153,665 notes payable due by Star to Wells Fargo Preferred Capital, Inc. (“WFPC”) under a line of credit arrangement, which amount was secured by the purchased portfolio, and up to $2,067,534 in other indebtedness to Star’s principals, which amount was subject to adjustment for estimated loan loss allowances. The final, adjusted other indebtedness assumed amounted to $756,771.

Contemporaneously with the above purchase, and as a pre-negotiated condition precedent to completing the purchase, the Company entered into the Wells Fargo loan agreement, terms of which are discussed in Note 4. As a result of the negotiations with Wells Fargo Preferred Credit to accomplish the purchase, the Company received significant reductions in future interest on drawings on the Wells Fargo loan agreement (currently 3.95% compared to market rates which range from 12% to 20%). The terms of the purchase agreement provided for the assumption of Star’s Wells Fargo line of credit balance and repayment through drawings under the Wells Fargo loan agreement upon closing, which was accomplished.

The Company accounted for the purchase as an asset acquisition, at cost, by first allocating the total consideration for the purchase between the purchase of assets from Star and the future interest reductions arising from the Wells Fargo loan agreement, characterized as prepaid interest. The consideration was then allocated to the assets acquired from Star (other than cash) based upon their relative fair values. The following table illustrates these allocations:

	Star Asset	Wells Fargo Loan
	Purchase	Agreement	Total
Assets acquired:
Loan portfolio	$6,598,187	$-	$6,598,187
		-
Other assets, including $231,666 in cash	241,666	--	241,666
Prepaid interest	--	2,070,582	2,070,582
	$6,839,853	$2,070,582	$8,910,436
Consideration:
Assumption of credit line	$6,083,083	$2,070,582	$8,153,665
Assumption of other indebtedness	756,771	--	756,771
	$6,839,853	$2,070,582	$8,910,436

The loan portfolio is valued at its estimated net realizable value. The prepaid interest represents the value of the negotiated interest rate reductions expected in future periods, and will be amortized into interest expense over the term of the Wells Fargo loan agreement using the effective interest method.

Certain expenses of the purchase and Wells Fargo loan agreement, amounting to $637,500, were expensed since the allocation of the purchase consideration above resulted in the assets initial carrying values closely approximating fair values of the assets acquired.